

17018271



SECU N

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SEC File Number
8-69633

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/22/2016– 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Boston Innovation Capital, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
9B Hamilton Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Laura Crosby-Brown (603) 216-8918
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Colin S. Widen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Boston Innovation Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

CEO

Title

WILLIAM H SCHULZ
Notary Public
Commonwealth of Massachusetts
My Commission Expires Aug. 10, 2023

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON INNOVATION CAPITAL, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Boston Innovation Capital, LLC

We have audited the accompanying financial statements of Boston Innovation Capital, LLC (the Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the period January 22, 2016 through December 31, 2016 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Innovation Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the period January 22, 2016 through December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Boston Innovation Capital, LLC's financial statements. The Supplementary Information is the responsibility of Boston Innovation Capital, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	58,333
Other assets		3,638
TOTAL ASSETS	$	61,971

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	285
Accrued expenses		1,166
TOTAL LIABILITIES		1,451
MEMBER'S EQUITY		60,520
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,971

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF INCOME
FOR THE PERIOD JANUARY 22, 2016 TO DECEMBER 31, 2016

REVENUES		
Fee revenue	$	115,600
Interest		7
TOTAL REVENUES		115,607
EXPENSES		
Salaries and related		34,461
Insurance		691
Office and related		2,403
Professional fees		39,973
Travel and Entertainment		14,112
Regulatory expenses		5,432
TOTAL EXPENSES		97,072
Net Income	$	18,535

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 22, 2016 TO DECEMBER 31, 2016

MEMBER'S EQUITY, JANUARY 22, 2016	$ 41,985
Net Income	18,535
MEMBER'S EQUITY, DECEMBER 31, 2016	$ 60,520

The accompanying notes are an integral part of these financial statements.

BOSTON INNOVATION CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 22, 2016 TO DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 18,535
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Other assets	(529)
Accounts payable and accrued expenses	1,450
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,456
NET CHANGE IN CASH AND CASH EQUIVALENTS	19,456
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	38,877
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 58,333

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Boston Innovation Capital, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded on September 19, 2014 in the Commonwealth of Massachusetts and is owned 100% by LSN Holdings, LLC ("LSNH"). LSNH is a single member Delaware LLC. The firm's membership with FINRA became effective on January 22, 2016. The Company assists life science entrepreneurs and fund managers to raise capital and provides M&A advisory services.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's funds, maintained at the financial institution, are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business the Company may, at times, maintain deposits in excess of this insured amount. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Company consolidates its taxable income with LSNH. LSNH is owned by one individual who reports the income or loss passed through from LSNH on his tax return. As a result, no federal or state income taxes are provided for, as they are the responsibility of the individual member of LSNH.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $56,882, which exceeded its requirement by $51,882. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2016, this ratio was .0255 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent and utilities. The related party also provides the services of certain employees to the Company and pays their salaries on behalf of the Company. The Company is not required to repay these expenses.

Note 5 - Concentration of Revenues

The Company conducted business with five customers for the period January 22, 2016 to December 31, 2016. Each customer accounted for ten or more percent of the total revenues for the period. There were no outstanding receivables attributable to these customers as of December 31, 2016.

BOSTON INNOVATION CAPITAL, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 60,520
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	3,638
NET CAPITAL	56,882
Less: Minimum net capital requirements at 12 1/2% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 51,882
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 1,451
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0255 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

There is not material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

See accompanying Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Boston Innovation Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Boston Innovation Capital, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Boston Innovation Capital, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Boston Innovation Capital, LLC stated that Boston Innovation Capital, LLC met the identified exemption provisions for the period from January 22, 2016 to December 31, 2016 without exception. Boston Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Boston Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423


Boston Innovation Capital
Biotech & Medtech Fundraising

Exemption Report
February 22, 2017

Boston Innovation Capital, LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i) for the period January 22, 2016 through December 31, 2016.

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 22, 2016 through December 31, 2016, without exception.

I, Colin Widen, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Colin Widen
CEO